June 12, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Apollo Gold Corporation
Registration Statement on Form S-3
Filed March 18, 2009
SEC File No. 333-158089

Ladies and Gentlemen:

This letter sets forth the responses of Apollo Gold Corporation (“Apollo Gold” or “we”) to the comments contained in the Staff’s comment letter dated April 8, 2009 (the “Comment Letter”) with respect to Apollo Gold’s Registration Statement on Form S-3 (No. 333-158089), as filed with the Securities and Exchange Commission on March 18, 2009 (the “Registration Statement”).  We have transmitted herewith our proposed changes to the Registration Statement to reflect our responses to the Comment Letter.  For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with our responses (other than Comment #1, which did not require a response).

2.
Please incorporate by reference your Annual Report on Form 10-K for the year ended December 31, 2008.  Part III of your Form 10-K incorporates by reference your definitive proxy statement which, as of the date of this letter, has not been filed.  Please note that we will not be able to process a request for the acceleration of effectiveness of the registration statement until you file the definitive proxy statement or include the information incorporated by reference in the Form 10-K.  See Securities Act Forms CD&I 123.01.  See also Securities Act Rule 411, in particular Rule 411(d).

We have revised the Registration Statement to explicitly incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2008 which in turn incorporates by reference our definitive proxy statement on Schedule 14A in respect of the 2009 annual general meeting of shareholders.  Please see page 2 of the enclosed amendment to the Registration Statement.

June 12, 2009

3.
Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.  A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter, unless such broker-dealer received the securities as compensation for underwriting activities.  In addition, a selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

•	the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
•	at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Haywood Securities Inc. (“Haywood”) is an affiliate of a U.S. registered broker-dealer,  Haywood Securities (USA), Inc.  Haywood acquired the common shares registered for resale (including the common shares issuable upon exercise of warrants) as compensation for underwriting and placement agent services and, at the time of its acquisition of such warrants and common shares, it had no agreements to distribute the same.  Disclosure to this effect was included on page 23 of the Registration Statement.

Macquarie Bank Limited (“Macquarie”) is an affiliate of two U.S. registered broker-dealers, Macquarie Capital (USA) Inc. and Macquarie Capital Markets North America Limited.  Macquarie acquired the common shares registered for resale (which are issuable upon exercise of warrants) as consideration for financing services provided to Apollo Gold in connection with the execution of the Project Facility Agreement, dated February 20, 2009 and, at the time of its acquisition of the warrants, Macquarie had no agreements to distribute the same.  Please see page 21 of the enclosed amendment to the Registration Statement.

Additionally, we have revised the Registration Statement to explicitly state that no other selling shareholder identified in the Registration Statement is a U.S. registered broker-dealer or an affiliate of such a broker-dealer.  Please see page 20 of the enclosed amendment to the Registration Statement.

4.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the warrants that you have registered for resale using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the warrants.

June 12, 2009

The following securities are included for registration on the Registration Statement:

•
34,836,111 common share purchase warrants (the “Project Warrants”) issued in connection with the Project Facility Agreement, dated February 20, 2009 (the “Facility Agreement”), among Apollo Gold, RMB Australia Holdings Limited (“RMBAH”), RMB Resources Inc. (“RMBR”), and Macquarie (Macquarie together with RMBAH, the “Financiers”);

•
42,614,254 common share purchase warrants (the “Bridge Warrants” and, together with the Project Warrants, the “Warrants”) issued in connection with the Bridge Facility Agreement, dated December 10, 2008 (the “Bridge Facility Agreement” and, together with the Facility Agreement, the “Project Facility Agreements”), among Apollo Gold, RMBR and the Financiers;

•
(i) 2,172,840 common shares (the “Haywood Project Finance Shares”) and 2,567,901 common share purchase warrants (the “Haywood Project Finance Warrants”) issued to Haywood as a result of the Facility Agreement constituting an “alternative transaction” under the terms of an engagement letter and related addendum (the “Engagement Letter”) between Apollo Gold and Haywood and (ii) 1,000,000 common shares (the “Haywood Restructuring Shares”) issued to Haywood as consideration for advisory services provided to us in connection with the extension on February 16, 2009 of the maturity date of our convertible debentures issued February 23, 2007 and owned by RAB Special Situations (Master) Fund Limited (“RAB”).

Using the closing price per common share of Apollo Gold on the NYSE Amex Exchange on the date on which Apollo Gold became obligated to issue such security ((i) December 10, 2009 ($0.13), in the case of the Bridge Warrants, (ii) February 20, 2009 ($0.31), in the case of the Project Warrants, the Haywood Project Finance Shares and the Haywood Project Finance Warrants and (iii) December 15, 2008 ($0.24), in the case of the Haywood Restructuring Shares), the total dollar value of:

•
the 42,614,254 common shares underlying the Bridge Warrants is $5,539,853.02, although any exercise of such warrants would require the payment of an aggregate exercise price of $7,500,108.70 (or Cdn.$9,417,750.13 based on the noon exchange rate as reported by the Bank of Canada on December 10, 2008), an amount greater than the value of the underlying shares as of such date;

•
the 34,836,111 common shares underlying the Project Warrants is $10,799,194.41, although an exercise of such warrants would require the payment of an aggregate exercise price of $7,002,058.31 (or Cdn.$8,778,699.97 based on the noon exchange rate as reported by the Bank of Canada on February 20, 2009);

June 12, 2009

•	the 2,172,840 Haywood Project Finance Shares is $673,580.40;

•
the 2,567,901 common shares underlying the Haywood Project Finance Warrants is $1,469,629.71, although an exercise of the Haywood Project Finance Warrants would require the payment of an aggregate exercise price of $523,851.80 (or Cdn.$657,382.66 based on the noon exchange rate as reported by the Bank of Canada on February 20, 2009);

•	the 1,000,000 Haywood Restructuring Shares is $240,000; and

•
all 83,191,106 common shares sought to be registered under the Registration Statement is $18,048,677.14 (i.e., the sum of the preceding five bullet points); however, as noted above, of the 83,191,106 common shares sought to be registered on the Registration Statement, 80,018,266 are underlying common share purchase warrants which would require payment of an aggregate exercise price of $15,026,018.05 if exercised (this aggregate exercise price is based on the noon exchange rate as reported by the Bank of Canada on the issuance date of the applicable warrant).

Disclosure reflecting the foregoing has been added on page 23 of the enclosed amendment to the Registration Statement.

5.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the warrants in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of warrants.

June 12, 2009

Set forth below is a table showing the dollar amount of each payment (other than repayment of principal on indebtedness incurred under the Project Facility Agreements) that we have made or may be required to make to the selling shareholders listed in the selling shareholder table of the Registration Statement (the “Selling Shareholders”) (or any affiliate of a Selling Shareholder or any other person with whom any Selling Shareholder has a contractual relationship) in connection with the Project Facility Agreements.  As indicated from the table below, the total amount of all estimated payments made or potentially made by Apollo Gold to the Selling Shareholders (or their affiliates) in connection with the Project Facility Agreements (the “Aggregate Payments”) is $21,777,964 (or total possible estimated payments of $13,177,964 in the first year after the entry into the Facility Agreement) and the net proceeds to Apollo Gold in connection with the Project Facility Agreements were $63,248,054.81 ($85,026,018.81 in gross proceeds ($70,000,000 in gross proceeds under the Facility Agreement plus $15,026,018.81 aggregate exercise price of Bridge Warrants, Project Warrants and Haywood Project Finance Warrants (this aggregate exercise price is based on the noon exchange rate as reported by the Bank of Canada on the issuance date of the applicable warrant)) minus $21,777,964 in Aggregate Payments indicated in table immediately below).

Type of Payment (1)	Dollar Amount (2)
Interest on amounts incurred under the Bridge Facility Agreement (3)	$341,345	(4)
Interest on amounts incurred under the Facility Agreement (5)	$12,600,000	(6)
Value of Common Shares underlying Bridge Warrants	$0	(7)
Value of Common Shares underlying Project Warrants	$3,797,136	(8)
Aggregate arrangement fee paid to the Financiers	$3,465,551
Commitment fee payable to the Financiers (9)	$26,500	(10)
Reimbursement of Financier expenses	$350,000
Value of Haywood Project Finance Warrants	$523,852	(11)
Value of Haywood Project Finance Shares	$673,580	(12)
Total	$21,777,964

(1)	As instructed, this table does not include repayment of principal amounts incurred under the Facility Agreements.

(2)	Unless otherwise indicated, all references to “$” refer to United States dollars.

(3)	Interest accrued on amounts outstanding under the Bridge Facility at the rate of LIBOR plus 10% per annum.

(4)
Represents interest accrued on amounts outstanding under the Bridge Facility Agreement from December 10, 2008 until the Bridge Facility Agreement was refinanced by the Facility Agreement on February 20, 2009.

June 12, 2009

(5)
Interest accrues on amounts outstanding under the Facility Agreement at the rate of LIBOR plus 7% per annum.  Interest is currently payable monthly, although it may be monthly, quarterly or such other period of time as we and the Financiers may agree.

(6)
Represents $919,647 of interest paid on amounts drawn under the Facility Agreement through May 31, 2009 plus an additional estimated amount of approximately $11,680,353 of interest which could accrue through the maturity date of the Facility Agreement (March 31, 2013), $4,000,000 of which would be payable in the first year after entry into the Facility Agreement (assuming solely for the sake of this calculation that (i) we make the minimum scheduled principal repayments required under the Facility Agreement, (ii) LIBOR of 1%, which is LIBOR as of June 5, 2009, and (iii) we continue to pay interest on a monthly basis).

(7)
Calculated by multiplying the aggregate number of shares underlying the Bridge Warrants (42,614,254) by the difference between the closing price of a common share of Apollo Gold on the NYSE Amex Exchange on December 10, 2008 ($0.13) and the exercise price of the Bridge Warrants (Cdn.$0.221, which equals $0.176 based on the noon exchange rate as reported by the Bank of Canada on December 10, 2008 (US$1.00=Cdn.$1.2557)).

(8)
Calculated by multiplying the aggregate number of shares underlying the Project Warrants (34,836,111) by the difference between the closing price of a common share of Apollo Gold on the NYSE Amex Exchange on February 20, 2009 ($0.31) and the exercise price of the Project Warrants (Cdn.$0.252, which equals $0.201 based on the noon exchange rate as reported by the Bank of Canada on February 20, 2009 (US$1.00=Cdn.$1.2541)).

(9)	Commitment fee is equal to 1% per annum calculated on a daily basis on the average monthly balance of the undrawn commitment and is payable in arrears on March 31, 2009 and June 30, 2009.

(10)	We paid a commitment fee of $42,472 on March 31, 2009. The amount of undrawn commitment as of June 2, 2009 was $0. We estimate that the commitment fee payable on June 30, 2009 will be $26,500.

(11)
Calculated by multiplying the aggregate number of shares underlying the Haywood Project Finance Warrants (2,567,901) by the difference between the closing price of a common share of Apollo Gold on the NYSE Amex Exchange on February 20, 2009 ($0.31) and the exercise price of the Haywood Project Finance Warrants (Cdn.$0.256, which equals $0.204 based on the noon exchange rate as reported by the Bank of Canada on February 20, 2009 (US$1.00=Cdn.$1.2541)).

June 12, 2009

(12)
Calculated by multiplying the number of Haywood Project Finance Shares (2,172,840) by the closing price of a common share of Apollo Gold on the NYSE Amex Exchange on February 20, 2009 ($0.31).  Excludes the 1,000,000 Haywood Restructuring Shares as these shares were not issued in connection with the Project Facility Agreements.

Disclosure reflecting the foregoing has been added on pages 24-25 of the enclosed amendment to the Registration Statement.

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the warrants, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the warrant on the date of the sale of the warrant;

•	the conversion price per share of the underlying securities on the date of the sale of the warrant, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the warrant; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the warrant and determine the conversion price per  share as of that date;

•	the total possible shares underlying the warrant (assuming no interest payments and complete conversion throughout the term of the warrant);

•
the combined market price of the total number of shares underlying the warrant, calculated by using the market price per share on the date of the sale of the warrant and the total possible shares underlying the warrant;

June 12, 2009

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the warrant calculated by using the conversion price on the date of the sale of the warrant and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the warrant, calculated by subtracting the total conversion price on the date of the sale of the warrant from the combined market price of the total number of shares underlying the warrant on that date.

If there are provisions in the warrant that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Set forth below is a table showing the total discount at the date of the issuance of the Warrants and the Haywood Project Finance Warrants.  We note that there are no provisions in the Warrants and the Haywood Project Finance Warrants that could result in a change in the exercise price per share (other than appropriate adjustments in the event of a stock split, stock dividend or stock combination).

	Column 1		Column 2		Column 3	Column 4	Column 5	Column 6
	Market Price per Common Share on the Date of the Issuance		Exercise Price per Common Share		Total Maximum Number of Shares underlying the Warrants	Aggregate Market Price of Total Maximum Number of Shares underlying the Warrants (Column 1 multiplied by Column 3)	Aggregate Exercise Price of Total Maximum Number of Shares underlying the Warrants (Column 2 multiplied by Column 3)	Aggregate Discount (Premium) at Date of Issuance of Warrants (Column 4 minus Column 5)
Bridge Warrants	$0.31	(1)	$0.176	(3)	42,614,254	$13,210,418.74	$7,500,108.7	$5,710,310.04
Project Warrants	$0.13	(2)	$0.201	(4)	34,836,111	$4,528,694.43	$7,002,058.31	$(2,473,363.88)
Haywood Project Finance Warrants	$0.31	(1)	$0.204	(5)	2,567,901	$796,049.31	$523,851.04	$272,198.27
Total					80,018,266	$18,535,162.48	$15,026,018.05	$3,509,144.43

(1)	Closing price on the NYSE Amex Exchange on February 20, 2009, the closing date of the Facility Agreement.

June 12, 2009

(2)	Closing price on the NYSE Amex Exchange on December 10, 2008, the closing date of the Bridge Facility Agreement.

(3)
The exercise price of the Bridge Warrants is Cdn.$0.221, but for ease of reference and computation is expressed in this table in United States dollars (conversion based on the noon exchange rate as reported by the Bank of Canada on December 10, 2008 (US$1.00=Cdn.$1.2557), which was the issuance date of the Bridge Warrants).

(4)
The exercise price of the Project Warrants is Cdn.$0.252, but for ease of reference and computation is expressed in this table in United States dollars (conversion based on the noon exchange rate as reported by the Bank of Canada on February 20, 2009 (US$1.00=Cdn.$1.2541), which was the issuance date of the Project Warrants).

(5)
The exercise price of the Haywood Project Finance Warrants is Cdn.$0.256, but for ease of reference and computation is expressed in this table in United States dollars (conversion based on the noon exchange rate as reported by the Bank of Canada on February 20, 2009 (US$1.00=Cdn.$1.2541), which was the issuance date of the Haywood Project Finance Warrants).

Disclosure reflecting the foregoing has been added on pages 25-26 of the enclosed amendment to the Registration Statement.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

June 12, 2009

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Set forth below is a table showing other securities purchased by the Selling Shareholders from Apollo Gold (i.e., not including securities purchased in the open market) and the total discount at the date of sale of such security.

Column 1	Column 2	Column 3		Column 4		Column 5	Column 6	Column 7	Column 8
Selling Share- holder	Type of Security	Market Price per Common Share on the Date of the Sale of such Security		Sale Price of Such Security (1)		Total Maximum Number of Shares (2)	Aggregate Market Price of Total Maximum Number of Shares (Column 3 multiplied by Column 5)	Aggregate Sale Price of Total Maximum Number of Shares (Column 4 multiplied by Column 5)	Aggregate Discount (Premium) at Date of Sale of such Security (Column 6 minus Column 7)
RMB Australia	Common Shares (3)	$0.54	(4)	N/A	(5)	650,000	$351,000	N/A	N/A
Holdings Limited	Common Shares (6)	$0.39	(7)	$0.495	(8)	2,000,000	$780,000	$990,000	$(210,000)
	Unit Warrants (9)	$0.39	(10)	$0.64	(11)	1,000,000	$390,000	$640,000	$(250,000)

June 12, 2009

Column 1	Column 2	Column 3		Column 4		Column 5	Column 6	Column 7	Column 8
Selling Share-holder	Type of Security	Market Price per Common Share on the Date of the Sale of such Security		Sale Price of Such Security (1)		Total Maximum Number of Shares (2)	Aggregate Market Price of Total Maximum Number of Shares (Column 3 multiplied by Column 5)	Aggregate Sale Price of Total Maximum Number of Shares (Column 4 multiplied by Column 5)	Aggregate Discount (Premium) at Date of Sale of such Security (Column 6 minus Column 7)
Macquarie Bank	Common Shares (12)	$0.39	(13)	$0.495	(14)	4,000,000	$1,560,000	$1,980,000	$(420,000)
Limited	Unit Warrants (15)	$0.39	(16)	$0.64	(17)	2,000,000	$780,000	$1,280,000	$(500,000)
Haywood	Warrants (18)	$0.23	(19)	$0.24	(20)	255,000	$58,650	$61,200	$(2,550)
Securities Inc.	Compensation Options (21)	$0.39	(22)	$0.48	(23)	1,020,000	$397,800	$489,600	$(91,800)
	Agents’ Compensation Options (24)	$0.39	(25)	$0.59	(26)	1,713,873	668,410.47	$1,011,185.07	$(342,774.60)
	Agents’ Warrants (24)	$0.39	(27)	$0.77	(28)	856,936.5	$334,205.24	$659,841.11	$(325,635.87)
	Compensation Options (29)	$0.49	(30)	$0.58	(31)	372,727	$182,636.23	$216,181.66	$(33,545.43)
Total									$(2,176,305.90)

(1)	Represents (i) in the case of common shares, the price at which the shares were sold and (ii) in the case of warrants or options, the exercise price of the warrants or options.

(2)
Represents (i) in the case of common shares, the number of common shares that were sold or otherwise issued to the applicable Selling Shareholder and (ii) in the case of warrants, the number of common shares issuable upon exercise of the warrants issued to the applicable Selling Shareholder.

(3)
On July 1, 2008, our subsidiary, Montana Tunnels Mining, Inc. (“MTMI”), entered into an amendment to a previously existing debt facility with RMBAH and RMBR.  Under the amendment, we were granted an additional loan of $5.15 million from RMBAH.  As consideration for entering into the debt facility amendment, we agreed to pay RMBAH an arrangement fee of $100,000 and to issue 650,000 common shares to it.

June 12, 2009

(4)	Closing price on the NYSE Amex Exchange on July 1, 2008, the closing date of debt facility amendment described in footnote (3).

(5)
As described in footnote (3), the 650,000 common shares were issued in consideration for an amendment to an existing debt facility with RMBAH and no separate cash consideration was paid to us in respect thereof.

(6)
On July 24, 2008, we completed an offering of 40,806,500 units for gross proceeds of Cdn.$20,215,750 and US$185,625 (the “2008 Unit Offering”). Each unit had an issue price of Cdn.$0.50 per unit (US$0.495 per unit for purchasers resident in the United States) and is comprised of one common share of Apollo Gold and one-half of one common share purchase warrant (“Unit Warrant”). Each whole Unit Warrant entitles the holder to purchase one common share of Apollo Gold at a price of Cdn.$0.65 for a period of 36 months after the closing of the 2008 Unit Offering. Common shares indicated here were purchased by RMBAH in the 2008 Unit Offering.

(7)	Closing price on the NYSE Amex Exchange on July 24, 2008, the closing date of 2008 Unit Offering described in footnote (6).

(8)
Represents sales price per unit, with each unit consisting of one common share and one half of a Unit Warrant.  Although the price per common share is based on the per unit price of Cdn.$0.50 described in footnote (6), for ease of reference and computation, the price is expressed in United States dollars (conversion based on the noon exchange rate as reported by the Bank of Canada on July 24, 2008 (US$1.00=Cdn.$1.0114), which was the issuance date of the Unit Warrants).

(9)	Warrants indicated here are Unit Warrants described in footnote (6).

(10)	Closing price on the NYSE Amex Exchange on July 24, 2008, the closing date of unit offering described in footnote (6).

(11)
The exercise price of the Unit Warrants is Cdn.$0.65, but for ease of reference and computation is expressed in this table in United States dollars (conversion based on the noon exchange rate as reported by the Bank of Canada on July 24, 2008 (US$1.00=Cdn.$1.0114), which was the issuance date of the Unit Warrants).

(12)	Common shares indicated here were purchased by Macquarie in the 2008 Unit Offering described in footnote (6).

(13)	Closing price on the NYSE Amex Exchange on July 24, 2008, the closing date of 2008 Unit Offering described in footnote (6).

June 12, 2009

(14)
Represents sales price per unit, with each unit consisting of one common share and one half of a Unit Warrant.  Although the price per common share is based on the per unit price of Cdn.$0.50 described in footnote (6), for ease of reference and computation, the price is expressed in United States dollars (conversion based on the noon exchange rate as reported by the Bank of Canada on July 24, 2008 (US$1.00=Cdn.$1.0114), which was the issuance date of the Unit Warrants).

(15)	Warrants indicated here are Unit Warrants described in footnote (6).

(16)	Closing price on the NYSE Amex Exchange on July 24, 2008, the closing date of 2008 Unit Offering described in footnote (6).

(17)
The exercise price of the Unit Warrants is Cdn.$0.65, but for ease of reference and computation is expressed in this table in United States dollars (conversion based on the noon exchange rate as reported by the Bank of Canada on July 24, 2008 (US$1.00=Cdn.$1.0114), which was the issuance date of the Unit Warrants).

(18)
On December 31, 2008, we completed a private placement to Canadian purchasers of 3,000,000 common shares issued at Cdn.$0.30 per share on a “flow through” basis pursuant to the Income Tax Act (Canada) for gross proceeds equal to Cdn.$900,000 (the “December 2008 Flow Through Offering”).  In consideration for advisory services rendered in connection with the December 2008 Flow Through Offering, we paid Haywood an advisory fee equal to Cdn.$36,000 (which is equal to 4.0% of the gross proceeds in the December 2008 Flow Through Offering), together with 255,000 non-transferable common share purchase warrants (the “December 2008 Haywood Warrants”).  Each such warrant is immediately exercisable at a price of Cdn.$0.30 into one of our common shares within twenty-four (24) months of closing of the December 2008 Flow Through Offering.

(19)	Closing price on the NYSE Amex Exchange on December 31, 2008, the closing date of December 2008 Flow Through Offering described in footnote (18).

(20)
The exercise price of the December 2008 Haywood Warrants is Cdn.$0.30, but for ease of reference and computation is expressed in this table in United States dollars (conversion based on the noon exchange rate as reported by the Bank of Canada on December 31, 2008 (US$1.00=Cdn.$1.2246), which was the issuance date of the December 2008 Haywood Warrants).

June 12, 2009

(21)
On August 21, 2008, we completed a private placement to Canadian purchasers of 17,000,000 common shares issued at Cdn.$0.50 per share on a “flow through” basis pursuant to the Income Tax Act (Canada) (the “August 2008 Flow Through Offering”) for gross proceeds equal to Cdn.$8.5 million.  As consideration for underwriting and placement services performed by Haywood in connection with the August 2008 Flow Through Offering, we paid Haywood a cash underwriting commission equal to Cdn.$55,250 and issued to Haywood compensation options (“August 2008 Compensation Options”) to purchase 1,020,000 common shares. Each August 2008 Compensation Option is exercisable into one common share of Apollo Gold at a price of Cdn.$0.50 for a period of 18 months from the closing date of the August 2008 Flow Through Offering.

(22)	Closing price on the NYSE Amex Exchange on August 21, 2008, the closing date of August 2008 Flow Through Offering described in footnote (21).

(23)
The exercise price of the August 2008 Compensation Options is Cdn.$0.50, but for ease of reference and computation is expressed in this table in United States dollars (conversion based on the noon exchange rate as reported by the Bank of Canada on August 21, 2008 (US$1.00=Cdn.$1.0456), which was the issuance date of the August 2008 Compensation Options).

(24)
In consideration for placement agent services rendered in connection with the 2008 Unit Offering described in footnote (6) above, Haywood received a cash fee of $1,299,212.  In addition, Haywood was granted a non-transferable option to acquire 1,713,873 units (the “Agents’ Units”) at a price per Agents’ Unit equal to Cdn.$0.60 (the “Agents’ Compensation Option”). The Agents’ Compensation Option was subject to a 180 day lock-up and is thereafter exercisable for 48 months from the closing date of the 2008 Unit Offering.  Each Agents’ Unit is comprised of one common share and one-half of one common share purchase warrant (the “Agents’ Warrant”), each whole warrant included in the Agents’ Compensation Option entitling Haywood to purchase one common share of Apollo Gold at an exercise price of Cdn.$0.78 for a period of 48 months from the closing date of the 2008 Unit Offering.

(25)	Closing price on the NYSE Amex Exchange on July 24, 2008, the issuance date of the Agents’ Compensation Option described in footnote (24).

(26)
The exercise price of the Agents’ Compensation Option is Cdn.$0.60, but for ease of reference and computation is expressed in this table in United States dollars (conversion based on the noon exchange rate as reported by the Bank of Canada on July 24, 2008 (US$1.00=Cdn.$1.0114), which was the issuance date of the Unit Warrants).

(27)	Closing price on the NYSE Amex Exchange on July 24, 2008, the issuance date of the Agents’ Warrant described in footnote (24).

June 12, 2009

(28)
The exercise price of the Agents’ Warrant is Cdn.$0.78, but for ease of reference and computation is expressed in this table in United States dollars (conversion based on the noon exchange rate as reported by the Bank of Canada on July 24, 2008 (US$1.00=Cdn.$1.0114), which was the issuance date of the Unit Warrants).

(29)
On October 31, 2007, we completed a private placement to Canadian purchasers of 7,454,545 common shares issued at Cdn.$0.55 per share on a “flow through” basis pursuant to the Income Tax Act (Canada) for gross proceeds equal to Cdn.$4,100,000 (the “October 2007 Flow Through Offering”).  In consideration for advisory services rendered in connection with the October 2007 Flow Through Offering, we paid Haywood an advisory fee equal to Cdn.$225,000 and issued 372,727 compensation options (the “October 2007 Compensation Options”) to Haywood.  Each October 2007 Compensation Option is exercisable at a price of Cdn.$0.55 into one of our common shares within eighteen (18) months of closing of the October 2007 Flow Through Offering.  The October 2007 Compensation Options expired unexercised in April 2009.

(30)	Closing price on the NYSE Amex Exchange on October 31, 2007, the issuance date of the October 2007 Compensation Options described in footnote (29).

(31)
The exercise price of the October 2007 Compensation Options is Cdn.$0.55, but for ease of reference and computation is expressed in this table in United States dollars (conversion based on the noon exchange rate as reported by the Bank of Canada on October 31, 2007 (US$1.00=Cdn.$0.9499), which was the issuance date of the October 2007 Compensation Options).

Disclosure reflecting the foregoing has been added on pages 25-29 of the enclosed amendment to the Registration Statement.

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the warrant transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Five;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Six and Comment Seven.

June 12, 2009

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to Comment Five and the total possible discount to the market price of the shares underlying the warrant as disclosed in response to Comment Six divided by the net proceeds to the issuer from the sale of the warrants, as well as the amount of that resulting percentage averaged over the term of the warrants.

Set forth below is a table showing the (i) the gross proceeds paid or payable to Apollo Gold in connection with the Project Facility Agreements (Column 1), (ii) all payments that have been made or that may be required to be made by Apollo Gold to the Selling Shareholders (or their affiliates) in connection with the Project Facility Agreements (the total from the table provided in response to Comment #5 above) (Column 2), (iii) the total discount at the date of the issuance of the Warrants and the Haywood Project Finance Warrants (the Aggregate Discount from the table provided in response to Comment #6 above) (Column 3), (iv) the resulting net proceeds to Apollo Gold in connection with the Project Facility Agreements (Column 4) and (v) the total discount at the date of sale realized by the Selling Shareholders in connection with the Warrants and the Haywood Project Finance Warrants and any other securities identified in the table provided in response to Comment #7 above (Column 5) (as you will see in the table below, the sales of the securities identified in the table provided in response to Comment #7 above were made at a net premium to the then-prevailing market price and, as a result, the amount disclosed in Column 5 of the table below is less than the total discount in connection with the sale of the Warrants and the Haywood Project Finance Warrants).

Column 1		Column 2	Column 3	Column 4	Column 5
Gross Proceeds Paid or Payable to Apollo Gold from Project Facility Agreements		Aggregate Payments	Total Discount at the Date of Issuance of Warrants and Haywood Project Finance Warrants	Net Proceeds to Apollo Gold in connection with Project Facility Agreements (Difference between Column 2 and Column 1)	Total Discount (Premium) at the Date of Sale of Securities to Selling Shareholders
$85,026,018.81	(1)	$21,777,964	$3,509,144.43	$63,248,054.81	$1,332,838.53

(1)
Comprised of (i) $70,000,000 of loan proceeds paid to Apollo Gold under the Facility Agreement, (ii) $7,500,108.70 payable to Apollo Gold upon exercise of the Bridge Warrants, (iii) $7,002,058.31 payable to Apollo Gold upon exercise of the Project Warrants and (iv) $523,851.80 payable to Apollo Gold upon exercise of the Haywood Project Finance Warrants.

June 12, 2009

As can be seen from the immediately preceding table, the Aggregate Payments (represented in Column 2) and the total discount to the Selling Shareholders in connection with the Warrants and the Haywood Project Finance Warrants (represented in Column 3) is equal to approximately 34.4% and 5.5%, respectively, of the net proceeds payable to Apollo Gold in connection with the Project Facility Agreements (represented in Column 4).  Averaged over the four year term of the Warrants (although we note that the Haywood Project Finance Warrants only have a two year term), the Aggregate Payments and the total discount to the Selling Shareholders in connection with the Warrants and the Haywood Project Finance Warrants is equal to approximately 8.6% and 1.4%, respectively, of such net proceeds payable to Apollo Gold.

Disclosure reflecting the foregoing has been added on page 30 of the enclosed amendment to the Registration Statement.

9.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

June 12, 2009

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

In addition to the securities issued in connection with the Project Facility Agreements and the Haywood Restructuring Shares that are described in the Registration Statement, we have completed the following securities transactions with the Selling Shareholders:

•
December 2008 Flow Through Offering.  On December 31, 2008, we completed a private placement to Canadian purchasers of 3,000,000 common shares issued at Cdn.$0.30 per share on a “flow through” basis pursuant to the Income Tax Act (Canada) for gross proceeds equal to Cdn.$900,000 (the “December 2008 Flow Through Offering”).  In consideration for advisory services rendered in connection with the December 2008 Flow Through Offering, we paid Haywood an advisory fee equal to Cdn.$36,000 (which is equal to 4.0% of the gross proceeds in the December 2008 Flow Through Offering), together with 255,000 non-transferable common share purchase warrants (the “December 2008 Haywood Warrants”).  Each such warrant is immediately exercisable at a price of Cdn.$0.30 into one of our common shares within twenty-four (24) months of closing of the December 2008 Flow Through Offering.  Other than the December 2008 Haywood Warrants issued to Haywood, to our knowledge, no other Selling Shareholder participated or otherwise received any of our securities in the December 2008 Flow Through Offering.

•
August 2008 Flow Through Offering.  On August 21, 2008, we completed a private placement to Canadian purchasers of 17,000,000 common shares issued at Cdn.$0.50 per share on a “flow through” basis pursuant to the Income Tax Act (Canada) (the “August 2008 Flow Through Offering”) for gross proceeds equal to Cdn.$8.5 million.  As consideration for underwriting and placement services performed by Haywood in connection with the August 2008 Flow Through Offering, we paid Haywood a cash underwriting commission equal to Cdn.$55,250 and issued to Haywood compensation options (“August 2008 Haywood Compensation Options”) to purchase 1,020,000 common shares. Each August 2008 Compensation Option is exercisable into one common share of Apollo Gold at a price of Cdn.$0.50 for a period of 18 months from the closing date of the August 2008 Flow Through Offering.  Other than the August 2008 Compensation Options issued to Haywood, to our knowledge, no other Selling Shareholder participated or otherwise received any of our securities in the August 2008 Flow Through Offering.

June 12, 2009

•
2008 Unit Offering.  On July 24, 2008, we completed an offering of 40,806,500 units for gross proceeds of Cdn.$20,215,750 and US$185,625 (the “2008 Unit Offering”). Each unit (“Unit”) had an issue price of Cdn.$0.50 per Unit (US$0.495 per Unit for purchasers resident in the United States) and is comprised of one common share of Apollo Gold and one-half of one common share purchase warrant (“Unit Warrant”). Each whole Unit Warrant entitles the holder to purchase one common share of Apollo Gold at a price of Cdn.$0.65 for a period of 36 months after the closing of the 2008 Unit Offering.  In consideration for placement agent services rendered in connection with the 2008 Unit Offering, Haywood received a cash fee of $1,299,212.  In addition, Haywood was granted a non-transferable option to acquire 1,713,873 Units (the “Agents’ Units”) at a price per Agents’ Unit equal to Cdn.$0.60 (the “Agents’ Compensation Option”).  The Agents’ Compensation Option was subject to a 180 day lock-up and is thereafter exercisable for 48 months from the closing date of the 2008 Unit Offering.  Each Agents’ Unit is comprised of one common share and one-half of one common share purchase warrant (the “Agents’ Warrant”), each whole warrant included in the Agents’ Compensation Option entitling Haywood to purchase one common share of Apollo Gold at an exercise price of Cdn.$0.78 for a period of 48 months from the closing date of the 2008 Unit Offering.  Macquarie and RMBAH purchased 4,000,000 and 2,000,000 Units, respectively, in the 2008 Unit Offering.

•
MTMI Loan Amendment.  On July 1, 2008, Apollo Gold’s subsidiary, MTMI, entered into an amendment to a previously existing debt facility with RMBAH and RMBR.  Under the amendment, we were granted an additional loan of $5.15 million from RMBAH.  As consideration for entering into the debt facility amendment, we agreed to pay RMBAH an arrangement fee of $100,000 and to issue 650,000 common shares to it.

•
October 2007 Flow Through Offering.  On October 31, 2007, we completed a private placement to Canadian purchasers of 7,454,545 common shares issued at Cdn.$0.55 per share on a “flow through” basis pursuant to the Income Tax Act (Canada) for gross proceeds equal to Cdn.$4,100,000 (the “October 2007 Flow Through Offering”).  In consideration for advisory services rendered in connection with the October 2007 Flow Through Offering, we paid Haywood an underwriting commission equal to Cdn.$225,000 and issued 372,727 compensation options (the “October 2007 Haywood Compensation Options”) to Haywood.  Each October 2007 Haywood Compensation Option is exercisable at a price of Cdn.$0.55 into one of our common shares within eighteen (18) months of closing of the October 2007 Flow Through Offering.  Other than the October 2007 Compensation Options issued to Haywood, to our knowledge, no other Selling Shareholder participated or otherwise received any of our securities in the October 2007 Flow Through Offering.

June 12, 2009

Set forth below is a table showing all prior securities transactions between Apollo Gold and the Selling Shareholders (or their affiliates or predecessors-in-interest).

Column 1	Column 2	Column 3		Column 4		Column 5	Column 6	Column 7
Transaction (Date)	Number of Common Shares Outstanding Immediately prior to Transaction	Number of Common Shares in Column 2 beneficially held by Persons other than Selling Shareholders, Affiliates of the Company or Affiliates of the Selling Shareholders (1)		Number of Common Shares Issued or Issuable in connection with Transaction to a Selling Shareholder		Number of Common Shares Issued in Transaction as Percentage of Number of Common Shares in Column 3 (Column 4 divided by Column 3)	Market Price of Common Shares Immediately Prior to Transaction (2)	Market Price of Common Shares as of June 11, 2009
December 2008 Flow Through Offering (12/31/08)	219,860,257	207,560,984	(3)	255,000	(4)	0.12%	$0.22	$0.46
August 2008 Flow Through Offering (8/21/08)	202,210,257	189,936,484	(5)	1,020,000	(6)	0.53%	$0.37	$0.46
2008 Unit Offering (7/24/08)	161,403,757	155,129,484	(7)	11,570,810	(8)	7.46%	$0.38	$0.46
MTMI Loan Amendment (7/1/08)	161,403,757	155,444,484	(9)	650,000	(10)	0.42%	$0.52	$0.46
October 2007 Flow Through Offering (10/31/07)	145,253,478	141,287,591	(11)	372,727	(12)	0.26%	$0.47	$0.46

(1)	Excludes common shares issuable upon exercise or conversion of any options, warrants or other derivative securities held by the Selling Shareholders (or their affiliates) or affiliates of Apollo Gold.

June 12, 2009

(2)	Closing price on the NYSE Amex Exchange on the business day immediately prior to the transaction.

(3)
219,860,257 minus (i) 3,582,473 common shares held by officers and directors of Apollo Gold as of December 31, 2008, (ii) 4,000,000 common shares held by Macquarie (based on information reported by Macquarie in its Schedule 13D filed with the SEC on December 23, 2008) and (iii) 4,716,800 common shares held by RMBAH (based on information reported by RMBAH in its Schedule 13D filed with the SEC on March 12, 2009).

(4)	Represents 255,000 common shares underlying the December 2008 Haywood Warrants.

(5)
202,210,757 minus (i) 3,557,473 common shares held by officers and directors of Apollo Gold as of August 21, 2008, (ii) 4,000,000 common shares held by Macquarie (based on information reported by Macquarie in its Schedule 13D filed with the SEC on December 23, 2008) and (iii) 4,716,800 common shares held by RMBAH (based on information reported by RMBAH in its Schedule 13D filed with the SEC on March 12, 2009).

(6)	Represents 1,020,000 common shares underlying the August 2008 Compensation Options.

(7)
161,403,757 minus (i) 3,557,473 common shares held by officers and directors of Apollo Gold as of July 24, 2008 and (ii) approximately 2,716,800 common shares held by RMBAH (based on information provided on behalf of RMBAH).

(8)
Represents (i) 4,000,000 common shares and 2,000,000 Unit Warrants underlying 4,000,000 Units purchased by Macquarie in the 2008 Unit Offering, (ii) 2,000,000 common shares and 1,000,000 Unit Warrants underlying 2,000,000 Units purchased by RMBAH in the 2008 Unit Offering and (iii) 1,713,873 common shares and 856,937 Agents’ Warrants underlying 1,713,873 Agents’ Units granted to Haywood in connection with the 2008 Unit Offering.

(9)
161,403,757 minus (i) 3,242,473 common shares held by officers and directors of Apollo Gold as of July 1, 2008 and (ii) approximately 2,716,800 common shares held by RMBAH (based on information provided on behalf of RMBAH).

(10)	Represents 650,000 common shares issued to RMBAH in connection with the MTMI loan amendment.

(11)
145,253,478 minus (i) 3,027,473 common shares held by officers and directors of Apollo Gold as of October 31, 2007 and (ii) approximately 938,414 common shares held by RMBAH (based on information provided on behalf of RMBAH).

June 12, 2009

(12)	Represents 327,727 common shares underlying the October 2007 Haywood Compensation Options.

Disclosure reflecting the foregoing has been added on pages 31-33 of the enclosed amendment to the Registration Statement.

10.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•	the number of shares outstanding prior to the warrant transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Set forth in the table below is the number of common shares outstanding immediately prior to the consummation of the Facility Agreement that were held by persons other than the Selling Shareholders and their affiliates or affiliates of Apollo Gold.

June 12, 2009

Column 1	Column 2	Column 3	Column 4		Column 5
Total Number of Common Shares Outstanding immediately prior to Consummation of Warrant Transaction	Total Number of Common Shares Held by Directors and Officers immediately prior to Consummation of Warrant Transaction (1)	Total Number of Common Shares Held by Other Affiliates (Excluding Selling Shareholders) immediately prior to Consummation of Warrant Transaction	Total Number of Common Shares Held by Selling Shareholders immediately prior to Consummation of Warrant Transaction		Total Number of Common Shares Outstanding immediately prior to Consummation of Warrant Transaction not held by Persons identified in Columns 2, 3 and 4
222,860,257	3,582,473	0	8,716,800	(2)	210,560,984

(1)
Per the instruction in Comment #10, does not include any common shares issuable upon exercise of convertible securities, options or warrants.  As of February 20, 2009, the date of the Facility Agreement.

(2)
Per the instruction in Comment #10, does not include any common shares issuable upon exercise of convertible securities, options or warrants.  Comprised of (i) 4,000,000 common shares held by Macquarie (as reported by Macquarie on its Schedule 13D as filed with the SEC on March 4, 2009) and (ii) 4,716,800 shares held by RMBAH (as reported by RMBAH on its Schedule 13D as filed with the SEC on March 12, 2009).

Set forth below is a table showing information regarding (i) the number of shares registered for resale by the Selling Shareholders or affiliates of the Selling Shareholders in prior registration statements (Column 1); (ii) the number of shares registered for resale by the Selling Shareholders or affiliates of the Selling Shareholders that, to our knowledge, continue to be held by the Selling Shareholders or affiliates of the Selling Shareholders (Column 2); (iii) to our knowledge, the number of shares that have been sold in registered resale transactions by the Selling Shareholders or affiliates of the Selling Shareholders (Column 3); and (iv) the number of shares registered for resale on behalf of the Selling Shareholders or affiliates of the Selling Shareholders in the current transaction (Column 4).

Column 1		Column 2	Column 3	Column 4
Number of Shares Registered for Resale by Selling Shareholders or their Affiliates in Prior Registration Statements		Number of Shares identified in Column 1 that continue to be held by Selling Shareholders or their Affiliates	Number of Shares identified in Column 1 that have been sold in Registered Resale Transactions	Number of Shares Registered for Resale on behalf of Selling Shareholders or their Affiliates in Current Transaction
1,647,727	(1)	1,647,727	0	83,191,106

June 12, 2009

(1)
Comprised of (i) 372,727 shares registered for resale by Haywood on Form S-3 (File No. 333-147992), originally filed with the SEC on December 11, 2007 and subsequently amended on January 24, 2008 and February 22, 2008, in connection with the October 2007 Flow Through Offering, (ii) 1,020,000 shares registered for resale by Haywood on Form S-3 (File No. 333-153744), originally filed with the SEC on September 22, 2008 and subsequently amended on December 23, 2008, in connection with the August 2008 Flow Through Offering and (iii) 255,000 shares registered for resale by Haywood on Form S-3 (File No. 333-158091), originally filed March 18, 2009 and subsequently amended on May 8, 2009 (and not yet declared effective by the SEC), in connection with the December 2008 Flow Through Offering.

Disclosure reflecting the foregoing has been added on pages 33-34 of the enclosed amendment to the Registration Statement.

11.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and

-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the warrant transaction and the filing of the registration statement (e.g., before or after the announcement of the warrant transaction, before the filing or after the filing of the registration statement, etc.).

The overlying securities to which the Registration Statement relates are common stock purchase warrants and therefore contain no payment obligation on the part of Apollo Gold.  We intend, and have a reasonable basis to believe that we will have the financial ability, to make all payments due under the Project Facility Agreements.

June 12, 2009

Based on information provided by or on behalf of the Selling Shareholders, we are not aware of any short positions in our common shares held by any Selling Shareholders, either currently existing or existing as of the closing of the Facility Agreement on February 20, 2009.

Disclosure reflecting the foregoing has been added on page 34 of the enclosed amendment to the Registration Statement.

12.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the warrants; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Set forth below are all relationships and arrangements that have existed in the past three years (since June 2006) or are to be performed in the future between Apollo Gold and the Selling Shareholders, their affiliates or any person with whom any Selling Shareholder has a contractual relationship regarding the current transaction (or any predecessors of those persons).

•
Facility Agreement.  A materially complete description of the Facility Agreement and the Project Warrants issued to RMBAH and Macquarie is included in our Form 8-K filed with the SEC on February 24, 2009 and our Form 8-K/A filed with the SEC on February 25, 2009.

June 12, 2009

•
Bridge Facility Agreement.  A materially complete description of the Bridge Facility Agreement and the Bridge Warrants issued to RMBAH and Macquarie is included in our Form 8-K filed with the SEC on December 16, 2008.

•
December 2008 Flow Through Offering.  In consideration for advisory services rendered in connection with the December 2008 Flow Through Offering, we paid Haywood an advisory fee equal to Cdn.$36,000, together with 255,000 December 2008 Haywood Warrants.  A materially complete description of the December 2008 Flow Through Offering and the December 2008 Haywood Warrants is included in our Form 8-K filed with the SEC on December 31, 2008 and our Form 8-K/A filed with the SEC on January 5, 2009.

•
August 2008 Flow Through Offering.  As consideration for placement agent services provided in connection with the August 2008 Flow Through Offering, we paid Haywood a cash underwriting commission equal to Cdn.$552,500 and issued to Haywood 1,020,000 August 2008 Haywood Compensation Options.  A materially complete description of the August 2008 Flow Through Offering and the August 2008 Haywood Compensation Options is included in our Form 8-K filed with the SEC on August 26, 2008.

•
2008 Unit Offering.  As noted in response to Comment #7 above, Macquarie and RMBAH purchased 4,000,000 and 2,000,000 Units, respectively, in the 2008 Unit Offering, which Units were purchased on the same terms on which the other purchasers in the 2008 Unit Offering purchased Units.  In addition, Haywood received the Agents’ Compensation Option as compensation for placement agent services rendered in connection therewith.  A materially complete description of the 2008 Unit Offering and Agents’ Compensation Option issued to Haywood is included in our Form 8-K filed with the SEC on July 10, 2008, July 24, 2008 and July 25, 2008 and the prospectus supplement filed with the SEC pursuant to Rule 424(b)(5) on July 23, 2008.

•
October 2007 Flow Through Offering.  As consideration for underwriting/agent services provided in connection with the October 2007 Flow Through Offering, we paid Haywood a cash underwriting commission equal to Cdn.$225,000 and issued to Haywood 372,727 October 2007 Haywood Compensation Options.  A materially complete description of the October 2007 Flow Through Offering and the October 2007 Haywood Compensation Options is included in our Form 8-K filed with the SEC on November 1, 2007.

June 12, 2009

•
MTMI Loan and Related Amendment.  On October 12, 2007, MTMI, a wholly owned subsidiary of Apollo Gold, entered into a Facility Agreement with, among other parties, RMBAH and RMBR (the “October 2007 Facility Agreement”).  The October 2007 Facility Agreement provided MTMI a credit facility with RMBAH in the maximum aggregate amount of $8,000,000.  On July 1, 2008, the October 2007 Facility Agreement was amended to provide for an additional loan of $5.15 million from RMBAH.  As consideration for entering into this amendment, we agreed to pay RMBAH an arrangement fee of $100,000 and to issue 650,000 common shares to RMBAH.  A materially complete description of the October 2007 Facility Agreement is included in our Form 8-K filed with the SEC on October 18, 2007 and a materially complete description of the loan amendment is included in our Form 8-K filed with the SEC on July 2, 2008.

•
Haywood Advisory Agreement. On December 15, 2008, we entered into an advisory agreement (the “Advisory Agreement”) with Haywood pursuant to which Haywood agreed to provide financial advisory services. Specifically, Haywood agreed to, among other things, provide advisory services to assist us in general capital raising efforts or in restructuring our obligations in connection with the $7,438,100 aggregate principal amount of convertible debentures issued on February 23, 2007 and due February 23, 2009 outstanding at that time. In consideration of the services to be rendered by Haywood under the Advisory Agreement, we agreed to pay 1,000,000 shares to Haywood by February 28, 2009. In addition, pursuant to the requirements of the Advisory Agreement, Haywood performed substantial work in connection with a proposed private placement of convertible debentures, which private placement was ultimately abandoned in favor of the Facility Agreement. To compensate Haywood for its substantial efforts in connection with the abandoned private placement, on January 30, 2009, we entered into an addendum to the Advisory Agreement with Haywood pursuant to which we agreed that the Facility Agreement (which we were in the process of negotiating with RMBAH, RMBR and Macquarie at that time) would constitute an “alternative transaction” that required Apollo Gold to pay certain compensation to Haywood. Specifically, under the terms of the addendum, we compensated Haywood by issuing to it 2,172,840 common shares (the Haywood Project Finance Shares defined in response to Comment #4) and 2,567,901 common share purchase warrants (the Haywood Project Finance Warrants defined in response to Comment #4). Under the terms of the addendum to the Advisory Agreement, we also granted Haywood the right (until February 20, 2011) to act as lead manager, exclusive financial advisor or agent in any transaction where we propose to (i) issue debt or equity securities, (ii) acquire or dispose of any assets or securities out of the ordinary course of business, or (iii) enter into any transaction involving the making of a plan of arrangement or a takeover bid. A materially complete description of the foregoing transaction with Haywood is included in our Form 8-K filed with the SEC on February 24, 2009 and our Form 8-K/A filed with the SEC on February 25, 2009.

June 12, 2009

We included the following agreements between us and one or more of the Selling Shareholders as exhibits to the Registration Statement:

•	Form of Warrant Certificate issued by Apollo Gold to RMBAH and Macquarie, filed with the SEC on December 16, 2008 as Exhibit 10.2 to the Current Report on Form 8-K;

•	Form of Warrant Certificate issued by Apollo Gold to RMBAH and Macquarie, filed with the SEC on February 24, 2009 as Exhibit 10.2 to the Current Report on Form 8-K;

•	Form of Subscription Agreement for Flow-Through Shares by and among Apollo Gold and certain investors, filed with the SEC on December 31, 2008 as Exhibit 4.1 to the Current Report on Form 8-K;

•	Form of Warrant Certificate issued by Apollo Gold to Haywood, filed with the SEC on February 24, 2009 as Exhibit 10.3 to the Current Report on Form 8-K;

•	Bridge Facility Agreement by and among Apollo Gold, RMBAH, RMBR and Macquarie, filed with the SEC on December 16, 2008 as Exhibit 10.1 to the Current Report on Form 8-K;

•	General Security Agreement, filed with the SEC on December 16, 2008 as Exhibit 10.3 to the Current Report on Form 8-K;

•	Priority Agreement, filed with the SEC on December 16, 2008 as Exhibit 10.4 to the Current Report on Form 8-K;

•	First Amending Agreement, dated February 16, 2009, between Apollo Gold and RAB, filed with the SEC on February 19, 2009 as Exhibit 10.1 to the Current Report on Form 8-K;

•	Facility Agreement by and among Apollo Gold, RMBAH, RMBR and Macquarie, filed with the SEC on February 24, 2009 as Exhibit 10.1 to the Current Report on Form 8-K; and

•	Engagement Letter by and between Apollo Gold and Haywood and related addendum, filed with the SEC on February 24, 2009 as Exhibit 10.4 to the Current Report on Form 8-K.

June 12, 2009

In addition to the agreements listed immediately above, Apollo Gold and one or more of the Selling Shareholders entered into the following agreements in connection with the Facility Agreements:

•	Engagement Letter, dated May 1, 2008, among Apollo Gold and the Financiers (a copy of which is enclosed herewith);

•	Security Agent Agreement, dated December 10, 2008, among Apollo Gold, RMBR, and the Financiers (a copy of which is enclosed herewith);

•	Charge/Mortgage, dated December 11, 2008, made by Apollo Gold in favor of RMBR, as security agent for the Financiers (a copy of which is enclosed herewith);

•	Blocked Account Control Agreement, dated December 10, 2008, among Apollo Gold, RMBR, the Financiers, and U.S. Bank National Association (a copy of which is enclosed herewith);

•	ISDA Master Agreement, dated February 20, 2009, between Apollo Gold and Macquarie (a copy of which is enclosed herewith);

•	ISDA Master Agreement, dated February 20, 2009, between Apollo Gold and RMBAH (a copy of which is enclosed herewith);

•	Novation Agreement, dated February 20, 2009, among Apollo Gold and the Financiers (a copy of which is enclosed herewith);

•	Supplemental Charge/Mortgage, dated February 10, 2009, made by Apollo Gold in favor of RMBR, as security agent for the Financiers (a copy of which is enclosed herewith);

•	Blocked Account Control Agreement, dated February 10, 2009, among Apollo Gold, RMBR, the Financiers, and U.S. Bank National Association (a copy of which is enclosed herewith);

•	First Supplemental Agreement to the Security Agent Agreement, dated February 6, 2009, among Apollo Gold, RMBR, and the Financiers (a copy of which is enclosed herewith);

•	Second Supplemental Agreement to the Security Agent Agreement, dated February 20, 2009, among Apollo Gold, RMBR, and the Financiers (a copy of which is enclosed herewith);

June 12, 2009

•	Model Services Agreement – Direct Agreement, dated February 5, 2009, among Apollo Gold, GBM Minerals Engineering Consultants Limited, and RMBR (a copy of which is enclosed herewith);

•
GENIVAR Consultants Limited Partnership Agreement (8 October 2008) – Direct Agreement, dated February 20, 2009, among Apollo Gold, GENIVAR Consultants Limited Partnership (GENIVAR), and RMBR (a copy of which is enclosed herewith);

•
GENIVAR Consultants Limited Partnership Agreement (4 November 2008) – Direct Agreement, dated February 20, 2009, among Apollo Gold, GENIVAR Consultants Limited Partnership (GENIVAR), and RMBR (a copy of which is enclosed herewith);

•
GENIVAR Consultants Limited Partnership Agreement (18 November 2008) – Direct Agreement, dated February 20, 2009, among Apollo Gold, GENIVAR Consultants Limited Partnership (GENIVAR), and RMBR (a copy of which is enclosed herewith);

•
GENIVAR Consultants Limited Partnership Agreement (26 November 2008) – Direct Agreement, dated February 20, 2009, among Apollo Gold, GENIVAR Consultants Limited Partnership (GENIVAR), and RMBR (a copy of which is enclosed herewith);

•	Master Finance Lease – Direct Agreement, dated February 18, 2009, among Apollo Gold, Caterpillar Financial Services Limited, and RMBR (a copy of which is enclosed herewith);

•	Open Pit Stripping Contract Agreement – Direct Agreement, dated February 20, 2009, among Apollo Gold, Leo Alarie and Sons Construction Ltd, and RMBR (a copy of which is enclosed herewith);

•	Holding Ponds Contract Agreement – Direct Agreement, dated February 20, 2009, among Apollo Gold, Leo Alarie and Sons Construction Ltd, and RMBR (a copy of which is enclosed herewith);

•	Civil and Earthworks Contract – Direct Agreement, dated February 20, 2009, among Apollo Gold, 749496 Ontario Limited o/a CMS Mechanical, and RMBR (a copy of which is enclosed herewith);

•	Transportation Agreement – Direct Agreement, among Apollo Gold, Global Environmental Services, and RMBR (a copy of which is enclosed herewith).

June 12, 2009

Disclosure reflecting the foregoing has been added on pages 34-37 of the enclosed amendment to the Registration Statement.

13.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

The total number of common shares Apollo Gold seeks to register under the Registration Statement is 83,191,106 (see our response to question 4 above).  This number of common shares is comprised of:

(i)	34,836,111 common shares issuable upon exercise of the Project Warrants;

(ii)	42,614,254 common shares issuable upon exercise of the Bridge Warrants;

(iii)	2,172,840 Haywood Project Finance Shares and 2,567,901 common shares issuable upon exercise of the Haywood Project Finance Warrants; and

(iv)	1,000,000 Haywood Restructuring Shares.

Disclosure reflecting the foregoing has been added on pages 37-38 of the enclosed amendment to the Registration Statement.

14.
Please indicate, with a view toward disclosure in the prospectus, whether the shares of common stock that are to be registered are a primary or secondary offering.  See Securities Act Rule Compliance and Disclosure Interpretations 612.09 found at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

We have carefully considered Securities Act Rule Compliance and Disclosure Interpretations 612.09 (“CDI 612.09”) and the circumstances of the financings involving the Project Facility Agreements and believe that the resale contemplated by the Registration Statement is a secondary offering.

As noted in the Staff’s comment, the Staff’s primary guidance for analyzing whether a transaction is a primary or secondary offering is set forth in CDI 612.09, which states:

June 12, 2009

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgement of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. [EMPHASIS ADDED.]

We have provided our analysis of each of the items in the foregoing italicized text of CDI 612.09 in the discussion below.

How Long the Selling Shareholders Have Held the Shares

RMBAH and Macquarie have held the 42,614,254 Bridge Warrants since December 10, 2008, or approximately seven months as of the date of this response letter.  RMBAH and Macquarie have held the 34,836,111 Project Warrants since February 20, 2009, or approximately three and a half months as of the date of this response letter.  Haywood has held the 2,172,840 Haywood Project Finance Shares, 2,567,901 Haywood Project Finance Warrants and the 1,000,000 Haywood Restructuring Shares since February 20, 2009, or approximately three and half months as of the date of this response letter.

The Circumstances under which the Selling Shareholders Received the Shares

Of the 83,191,106 shares sought to be registered for resale on the Registration Statement, 82,191,106 were issued or are issuable in connection with the Project Facility Agreements, with the remaining 1,000,000 being issued to Haywood as compensation for advisory services in connection with the extension on February 16, 2009 of the maturity date of our convertible debentures issued to RAB on February 23, 2007.  Of the 80,018,266 shares underlying warrants issued or issuable in connection with the Project Facility Agreements, 77,450,365 shares are underlying the Warrants issued to the lenders (RMBAH and Macquarie) under the Project Facility Agreements.  Pursuant to the Project Facility Agreements, RMBAH and Macquarie together provided an aggregate of $70,000,000 of project financing for the development of our Black Fox mine located in Ontario, Canada.  The Warrants were issued in an arm’s-length transaction as an inducement to and a condition precedent of this project financing and were not issued as an independent financing activity.  The Haywood Project Finance Warrants and the Haywood Project Finance Shares were issued under the “alternative transaction” provisions of an engagement letter with Haywood that were intended to compensate Haywood for placement and advisory services performed by Haywood in respect of a financing that was abandoned in favor of the Project Facility Agreements.

June 12, 2009

The Relationship between the Selling Shareholders and the Issuer

As noted more specifically elsewhere in this response letter, we had the following relationships with the Selling Shareholders prior to entry into the Project Facility Agreements:

•
RMBAH was the lender under the October 2007 Facility Agreement (and subsequent amendment on July 1, 2008) pursuant to which RMBAH provided a credit facility of approximately $13 million to Apollo Gold;

•
Immediately prior to the entry into the Bridge Facility Agreement (which was the earliest date of issuance of share included in the Registration Statement), RMBAH and Macquarie beneficially owned 4,000,000 common shares and 4,176,800 common shares, respectively, representing 1.8% and 1.9%, respectively, of the 219,860,257 common shares of Apollo Gold outstanding as of the entry into the Bridge Facility Agreement; and

•	Haywood had served as placement agent or financial advisor on a number of securities transactions for Apollo Gold.

As the foregoing illustrates, none of the Selling Shareholders was a significant shareholder in, or affiliate of, Apollo Gold prior to the entry into the Bridge Facility Agreement.  In addition, as you can see from our response to Comment #10, the Selling Shareholders continue to hold all of the common shares the resale of which we have registered in the past, which indicates that the Selling Shareholders are not merely acting as a conduit for Apollo Gold but rather are holding their investment in Apollo Gold for a significant period of time.

The Amount of Shares Involved

We are seeking to register 83,191,106 common shares on the Registration Statement, which represents 26.4% of the 315,329,458 common shares that would be outstanding assuming exercise of all the warrants overlying shares included in the Registration Statement (which amount represents the 235,311,192 common shares actually outstanding plus 80,018,266 share issuable upon exercise of warrants overlying shares included in the Registration Statement).  We note that this percentage is less than the 30% threshold that the Staff has informally advised the market will generally require the Staff to question whether a resale is a primary or secondary offering.

June 12, 2009

Whether the Selling Shareholders are in the Business of Underwriting Securities

Both of RMBAH and Macquarie are Australian banks and each of Macquarie and Haywood have U.S. registered broker-dealer affiliates.  However, each of RMBAH, Macquarie and Haywood have represented to us that, at the time they received the applicable securities, such entity had no agreements or understandings with any person to distribute the securities.

Whether under all the Circumstances It Appears that the Selling Shareholder is Acting as a Conduit for the Issuer

We believe that the Selling Shareholders are not acting as a conduit for Apollo Gold and that therefore the resale registered by the Registration Statement is a secondary offering.  The warrants were issued to RMBAH and Macquarie as an inducement to provide the $70 million in project financing under the Project Facility Agreements.  We are not attempting to register the resale of the indebtedness under the Project Facility Agreements and therefore we believe that it is non-sensical to consider the Selling Shareholders as conduits.  In addition, the nature of project financing (i.e., the long term nature of the financing, the substantial due diligence required on the project to be funded, the detailed and substantial covenants relating to operation of the project to be funded, etc.) indicates a long term commitment to Apollo Gold by RMBAH and Macquarie.  Furthermore, the length of time the Selling Shareholders have already held the warrants, the number of shares sought to be registered, the terms of the warrants (which include a fixed exercise price which was not at a substantial discount to the market price at the time of issuance (see response to Comment #6)) are not consistent with offerings in which the selling shareholders are acting like underwriters or as a conduit for the issuer.  For all these reasons, Apollo Gold believes that the resale by the Selling Shareholders is a secondary offering.

Disclosure reflecting our view that the resale by the Selling Shareholders is a secondary offering has been added on page 20 of the enclosed amendment to the Registration Statement.

15.
We note that you intend to file by amendment the legal opinion as exhibit 5.1.  Please allow us sufficient time to review the opinion before requesting acceleration of the registration statement’s effectiveness.

Please see the legal opinion attached as Exhibit 5.1 of the enclosed amendment to the Registration Statement.

If you have any questions regarding the foregoing or the amendment to the Registration Statement, please contact the undersigned at (720) 886-9656.

Sincerely,

/s/ Melvyn Williams

Melvyn Williams
Chief Financial Officer and Senior Vice President – Finance and Corporate Development